UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| 10-K  | | Form 20-F  | | Form 11-K  | | Form 10-Q  | | N-SAR

                   For Period Ended: June 30, 2004

                   [ ]  Transition Report on Form 10-K
                   [ ]  Transition Report on Form 20-F
                   [ ]  Transition Report on Form 11-K
                   [ ]  Transition Report on Form 10-Q
                   [ ]  Transition Report on Form N-SAR

                   For the Transition Period Ended: __________________

--------------------------------------------------------------------------------
Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
Part I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Profile Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

2 Park Avenue, Suite 201
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Manhasset, NY 11030
--------------------------------------------------------------------------------
City, State and Zip Code


Part II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to file its Form 10-KSB for the period ended June 30, 2004 on the date required because the registrant's independent accountant, KPMG LLP, has not finalized its audit of the registrant's financial statements in a manner timely enough to provide its consent for filing by the required date of September 28, 2004. On September 27, 2004 at approximately 6:00 p.m., KPMG contacted the registrant and raised, for the first time, concerns over whether the fact that the registrant had not addressed the accounting and reporting for debentures which were in default at June 30, 2004. The registrant's accountant has indicated that they need additional time to complete their audit procedures subsequent to the registrant's determination of the appropriate accounting and disclosure for the impact of the default on such debentures. The registrant expects to file its Form 10-KSB within the 15 calendar days provided by this extension.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Philip L. Jones             (412)              741-5649
     ---------------          -----------      ------------------
         (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                 |X| Yes  | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 | | Yes  |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Profile Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 29, 2004                            By /s/ Philip L. Jones
-----------------------                            ----------------------